SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                                 (Rule 13d-102)


         INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                              NETWOLVES CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0033 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64120V 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------------                      --------------------------
CUSIP No.  64120V 10 2                    13G            Page 2 of 5 Pages
-------------------------------                      --------------------------

-------------------------------------------------------------------------------
1   |     NAMES OF REPORTING PERSONS
    |     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    |
    |              Greenleaf Capital Partners, LLC
-------------------------------------------------------------------------------
2   |     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
    |                                                               (b) |_|
    |
-------------------------------------------------------------------------------
3   |     SEC USE ONLY
    |
    |
-------------------------------------------------------------------------------
4   |     CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |              New York
-------------------------------------------------------------------------------
                         |  5  |   SOLE VOTING POWER
                         |     |
                         |     |          0 Shares
                         -------------------------------------------------------
NUMBER OF                |  6  |   SHARED VOTING POWER
SHARES                   |     |
BENEFICIALLY             |     |          0 Shares
OWNED BY                 -------------------------------------------------------
 EACH                    |  7  |   SOLE DISPOSITIVE POWER
REPORTING                |     |
PERSON                   |     |          0 Shares
 WITH                    -------------------------------------------------------
                         |  8  |   SHARED DISPOSITIVE POWER
                         |     |
                         |     |          0 Shares
-------------------------------------------------------------------------------
9   |      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |               0 Shares
-------------------------------------------------------------------------------
10  |      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    |
    |
-------------------------------------------------------------------------------
11  |      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    |
    |               0%
-------------------------------------------------------------------------------
12  |      TYPE OF REPORTING PERSON*
    |
    |               OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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-------------------------------                      --------------------------
CUSIP No.  64120V 10 2                    13G            Page 3 of 5 Pages
-------------------------------                      --------------------------


Item 1(a).   Name of Issuer:

             Netwolves Corporation
             ------------------------------------------------------------------

Item 1(b.)   Address of Issuer's Principal Executive Offices:

             One Corporate Drive, Suite 103, Bohemia, New York  11716
             ------------------------------------------------------------------

Item 2(a).   Name of Person Filing:

             Greenleaf Capital Partners, LLC ("Greenleaf")
             ------------------------------------------------------------------

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             3 Greenleaf Drive, Huntington,  New York 11743
             ------------------------------------------------------------------

Item 2(c).   Citizenship:

             New York
             ------------------------------------------------------------------

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.0033 per share
             ------------------------------------------------------------------

Item 2(e).   CUSIP Number:

             64120V 10 2
             ------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

  (a)  |_|   Broker or dealer registered under Section 15 of the Exchange Act;

  (b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

  (c)  |_|   Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

  (d)  |_|   Investment company registered under Section 8 of the Investment
             Company Act;

  (e)  |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

  (f)  |_|   An employee benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(F);

  (g)  |_|   A parent holding company or control person in accordance with Rule
             13d-1(b)(1)(ii)(G);

  (h)  |_|   A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act;

  (i)  |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

  (j)  |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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-------------------------------                      --------------------------
CUSIP No.  64120V 10 2                    13G            Page 4 of 5 Pages
-------------------------------                      --------------------------


Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 0 shares of common stock

         (b) Percent of Class: 0%

         (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote: 0 shares of common stock

             (ii) Shared power to vote or to direct the vote: 0 shares of common stock

             (iii) Sole power to dispose or to direct the disposition of: 0 shares of common stock

             (iv) Shared power to dispose or to direct the disposition of: 0 shares of common stock

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ?

         Sine Greenleaf filed its initial statement on Schedule 13G on January 30, 2001, Greenleaf has been periodically selling its holdings of the issuer's common stock. As a result of these periodic sales, Greenleaf has ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock and currently owns no shares of the issuer's common stock. This Amendment No. 1 to Greenleaf's
Schedule 13G is being filed early on a voluntary basis.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         None.

Item 8.  Identification and Classification of Members of the Group.

         None.

Item 9.  Notice of Dissolution of Group.

         None.

Item 10. Certifications.

         None.


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-------------------------------                      --------------------------
CUSIP No.  64120V 10 2                    13G            Page 5 of 5 Pages
-------------------------------                      --------------------------



                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 15, 2001


                                      GREENLEAF CAPITAL PARTNERS, LLC


                                      By:  /s/ Philip LoRusso
                                           ---------------------
                                           Name:  Philip LoRusso
                                           Title: Co-Manager